Exhibit 5.4

Our Ref: MSS/TK/bt/G871-1C5	6th Floor, Prince’s Building,
Your Ref:	10 Chater Road, Hong Kong.
General Line: (852) 2524 6011
General Fax: (852) 2520 2090
Interchange: DX-009004 Central 1

Direct Line: (852) 2905 4661
Direct Fax: (852) 2869 4931
Direct E-mail: teresakin@wilgrist.com
Global Crossing Limited
Wessex House
45 Reid Street	Date: 25 June 2010
Hamilton HM12
Bermuda

Re:	Registration Statement on Form S-4 (File No. 333-167635)
$750,000,000 aggregate principal amount of 12% Senior Secured Notes due 2015

Ladies and Gentlemen:

We have acted as special Hong Kong counsel for Global Crossing Hong Kong Limited (the “Hong Kong Guarantor”) in connection with the filing of the Registration Statement on Form S-4 originally filed on June 18, 2010 under Registration Number 333-167635 by Global Crossing Limited (the “Issuer”) and its co-registrants listed therein (collectively and together with the Hong Kong Guarantor, the “Guarantors”) with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), and the Trust Indenture Act of 1939, as amended, as the same may be amended from time to time (the “Registration Statement”) relating to the proposed issuance of (a) $750,000,000 in aggregate principal amount of the Issuer’s 12% Senior Secured Notes due 2015 (the “New Notes”) and (b) the guarantees of the New Notes by the Guarantors pursuant to Article 11 of the Indenture referred to below (collectively, the “Guarantees”). The New Notes are to be issued and guaranteed pursuant to the terms of the Indenture filed as Exhibit 4.22 to the Registration Statement (the “Indenture”) among the Issuer, the Guarantors and Wilmington Trust FSB, as trustee. Upon the Registration Statement becoming effective under the Securities Act, the Issuer and the Guarantors will offer to exchange up to $750,000,000 in aggregate principal amount of New Notes and the related Guarantees for any and all of the Issuer’s outstanding 12% Senior Secured Notes due 2015 and the guarantees thereof by the Guarantors.

For the purpose of giving this Opinion we have examined and relied upon the following documents:

a.	the Indenture, including the guarantee set forth therein, dated as of 22 September 2009;

b.	the Registration Statement;

c.	a copy of the written resolutions of all directors of the Hong Kong Guarantor, dated September 18, 2009, in connection with the transactions (the “Transaction”) contemplated by the Indenture to which it is a party;

d.	a copy of the resolutions in writing of all shareholders of the Hong Kong Guarantor, dated September 18, 2009, in connection with the Transaction; and

e.	a copy of the Certificate of Incorporation dated 25 March 2003, the Certificate of Change of Name dated 25 February 2004 and the Memorandum and Articles of Association, in each case, of the Hong Kong Guarantor (the “Constitutional Documents”).

The documents described in subsections (c) and (d) above are referred to herein collectively as the “Corporate Authorisation Documents” and each a “Corporate Authorisation Document”. The documents described in subsections (a) through (e) above are referred to herein collectively as the “Documents” and each a “Document”.

We have also examined the results of the following searches undertaken against the Hong Kong Guarantor:

(i)	the litigation search conducted on 25 June 2010 using the services of CreditOnDemand, an on-line credit information service, on the civil litigation records of all the court registers in Hong Kong since 1989;

(ii)	the winding-up search conducted on 25 June 2010 on the public records of the Official Receiver’s Office in Hong Kong; and

(iii)	the company search conducted on 25 June 2010 on the public records of the Companies Registry in Hong Kong.

We have, without independent investigation, relied upon the representations and warranties of the Hong Kong Guarantor as to matters of objective fact contained in the Indenture and the Corporate Authorisation Documents.

We have not: (i) made any independent review of filings or conducted any searches in any offices or registries of liens in any applicable jurisdiction; (ii) made any independent review or investigation of orders, judgments or decrees by which the Hong Kong Guarantor or any of its assets, properties and undertaking may be bound; or (iii) made any independent investigation as to the existence of actions, suits, investigations or proceedings, if any, pending or threatened against the Hong Kong Guarantor, other than the searches mentioned above.

With your concurrence, the opinions hereinafter expressed qualified by language such as “to our knowledge” or “known to us” are based solely upon our review of the Documents.

We, in rendering the opinions contained in this letter, make assumptions, qualifications and reservations which are described in the Schedule attached hereto. In the course of our representation of the Hong Kong Guarantor in connection with the Indenture, nothing has come to our attention which causes us to believe reliance upon any of those assumptions is inappropriate, and, with your concurrence, the opinions hereinafter expressed are based upon and subject to those assumptions, qualifications and reservations set out in the Schedule attached hereto.

In making our examination of records, documents, agreements and certificates we have assumed the authenticity of all documents submitted to us as originals, the correctness of the information contained therein, the genuineness of all signatures, the authority of all persons entering and maintaining records or executing documents, agreements and certificates (other than persons executing documents, agreements and certificates on behalf of the Hong Kong Guarantor) and the conformity to authentic originals of all items submitted to us as copies (whether certified, conformed, photostatic or by other electronic means) of records, documents, agreements or certificates.

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In rendering our Opinion, we have relied as to factual matters upon certificates of public officials and certificates and representations of officers of the Hong Kong Guarantor. With regard to the commercial registry excerpts we have assumed that all information capable of recording has been recorded.

We have examined the laws of Hong Kong as currently applied by the Hong Kong courts and as far as in our judgment was necessary for the purpose of this Opinion. We do not purport to be qualified to express an opinion, and we express no opinion in this letter, as to the laws of any jurisdiction other than Hong Kong. This Opinion is governed by and shall be construed in accordance with Hong Kong law.

We express no opinion upon any matter other than those explicitly addressed in paragraphs numbered 1 through 4 below, and our express opinions therein contained shall not be construed or interpreted as implied opinion(s) upon any other matter.

Based upon and subject to the assumptions set out herein and having regard to such legal considerations as we have deemed relevant, we are of the opinion that:

1.	the Hong Kong Guarantor is duly incorporated and validly existing under the laws of Hong Kong and has the corporate power and authority to execute, deliver and perform the Indenture, including the Guarantees of the New Notes by the Hong Kong Guarantor contained therein;

2.	the Hong Kong Guarantor has all requisite corporate power and authority to duly execute, deliver and perform its obligations under the Indenture;

3.	the execution, delivery and performance of the Indenture, including the Guarantees set forth therein, by the Hong Kong Guarantor have been duly authorized by all necessary corporate action of the Hong Kong Guarantor; and

4.	the Hong Kong Guarantor has duly executed and delivered the Indenture.

This Opinion is for your benefit and may also be relied upon by your special counsel, Latham & Watkins LLP, in connection with the filing of the Registration Statement and its opinion with respect to the validity of the securities being registered thereunder, but not for any other purpose nor delivered to, or relied upon by, any other party (other than as expressly permitted herein). This Opinion is delivered on the date hereof and we undertake no obligation to advise you of any changes or new developments from and after the date hereof that might affect any matters or opinions set forth herein. We hereby consent to the filing of this Opinion as an exhibit to the Registration Statement and to the use of our name in the prospectus contained under the caption “Legal Matters”. In giving such consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Securities Act 1933 or the rules and regulations of the Commission promulgated thereunder.

Yours faithfully,

/s/ Wilkinson & Grist

WILKINSON & GRIST

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SCHEDULE

PART I

ASSUMPTIONS

In rendering this Opinion, we make the assumptions described below:

1.	Each natural person executing any of the Indenture and the Corporate Authorisation Documents has sufficient legal capacity, power and authority to enter into such documents and perform and observe his or her respective duties and obligations thereunder.

2.	The Hong Kong Guarantor holds requisite title and rights to any asset and property involved in the Transaction and purported to be owned by it.

3.	Each person other than the Hong Kong Guarantor has all requisite capacity, power and authority and has taken all necessary corporate or other action to enter into the Indenture to which that person is a party or by which that person is bound, to the extent necessary to make the Indenture valid, legally binding and enforceable on and against that person, and the Indenture has been validly authorised, executed and delivered by, and will be binding on that person.

4.	Each person other than the Hong Kong Guarantor has complied with all legal requirements pertaining to the status of that person as such status relates to that person’s rights to enforce the Indenture to which that person is a party against the Hong Kong Guarantor.

5.	All Documents are accurate, complete and authentic, each original is authentic, and any and all copies of the Documents that we have reviewed and inspected conform to their respective authentic originals and all signatures are genuine and duly and properly signed by the individual provided therein.

6.	All official public records are accurate, complete and properly indexed and filed.

7.	There has not been any mutual mistake of fact or misunderstanding, fraud, duress, or undue influence by or among any and all of the parties to the Indenture.

8.	The conduct of the parties to the Indenture and the Transaction has complied, at any times prior to the date hereof, with any requirement of good faith, fair dealing and conscionability,

9.	Each person has acted in good faith and without notice of any defense against the enforcement of any rights created by, or adverse claim to any property or security interest transferred or created as part of, the Indenture and the Transaction.

10.	There are no other agreements or understandings, whether verbal, written or otherwise, among the parties to or bound by the Indenture, and there is no usage of trade or course of prior dealing among such parties, that would define, modify, waive, or qualify the terms of any of the Indenture.

11.	The Hong Kong Guarantor will obtain all permits and governmental approvals not required at the time of the closing of the Transaction but which are subsequently required, and will take all actions similarly required, relevant to the consummation of the transactions contemplated by or performance of the Indenture.

12.	The Indenture constitutes legal, valid and binding obligations of the parties thereto (other than the Hong Kong Guarantor) in accordance with their respective terms under the laws of the State of New York (by which such documents are expressed to be governed) and that the choice of the laws of the State of New York as the governing law has been made bona fide and legally by the parties thereto. The performance of the Indenture by the Hong Kong Guarantor or its obligations under the Indenture is not illegal or unlawful under the laws of the State of New York.

13.	The directors of the Hong Kong Guarantor when passing the necessary directors’ resolutions referred to in Document (c) in the body of this Opinion approving and (where applicable) authorizing, among other matters, the execution and delivery of the Indenture by the Hong Kong Guarantor had acted in good faith and having regard to all relevant matters, reasonably and honestly believed that the rights and obligations to be assumed by the Hong Kong Guarantor pursuant to the execution and delivery of the Indenture would be in the best commercial interests of the Hong Kong Guarantor.

14.	All resolutions contained in Documents (c) and (d) in the body of this Opinion remain in full force and effect and have not been rescinded or amended up to and including the time of execution of the Indenture to which the Hong Kong Guarantor is a party and at the date hereof.

15.	No law of any jurisdiction outside Hong Kong would render the choice of law provisions, execution, delivery or performance of the Indenture illegal or ineffective and that, insofar as any obligation under the Indenture is performed in, or is otherwise subject to, any jurisdiction other than Hong Kong, its performance will not be illegal or ineffective by virtue of the law of that jurisdiction and that none of our opinions expressed in this letter would otherwise be affected by any laws (including those relating to public policy) of any jurisdiction outside Hong Kong.

16.	Neither the shareholders nor the directors of the Hong Kong Guarantor has taken any action for the winding up of the Hong Kong Guarantor and no proceedings have been instituted for the winding up, liquidation or appointment of a receiver in respect of all or any part of the undertaking, property or assets of the Hong Kong Guarantor.

17.	The correctness and completeness of all factual statements contained in all the Documents examined by us.

Part II

QUALIFICATIONS AND RESERVATIONS

This Opinion is also subject to the following qualifications and reservations:

The terms “enforceability”, “enforceable” and “enforcement” and cognate expressions thereof as used in this Opinion (if any) mean that the obligations assumed by the Hong Kong Guarantor are of a type which the Hong Kong courts enforce. It does not mean that those obligations will necessarily be enforced in all circumstances in accordance with their terms. In particular:

(a)	Claims may become barred under the Limitation Ordinance (Chapter 347 of the Laws of Hong Kong) or may be or become subject to set-off or counterclaim.

(b)	Undertakings and indemnities contained in the Indenture may not be enforceable insofar as it purports to require payment or reimbursement of the costs of any unsuccessful litigation.

(c)	We express no opinion as to whether the equitable remedies of specific performance or injunctive relief would be available in respect of any obligation of any party to the Indenture. The availability of certain equitable remedies, such as injunction and specific performance, will be at the discretion of the court and the court might make an award of damages where specific performance of an obligation or some other equitable remedy is sought, notwithstanding any agreement of the parties to the contrary. This Opinion is not to be taken to imply that the Hong Kong courts will necessarily grant any remedy, the availability of which is subject to general principles of equity or which is otherwise in the discretion of the Hong Kong courts.

(d)	Where any obligation under the Indenture is to be performed in any jurisdiction other than Hong Kong, it may not be enforceable in Hong Kong to the extent that such performance would be illegal or contrary to public policy under the laws of such jurisdiction.

(e)	To the extent that any fees or expenses are expressed to be in amounts to be agreed, or any other matter is expressed to be determined by agreement, between the respective parties to the Indenture, the relevant provision may be unenforceable for uncertainty in default of agreement, although in default of agreement of any fees or expenses, a claim may be made on a quantum meruit basis in quasi-contract for reasonable remuneration in respect of services rendered.

(f)	We express no opinion as to provisions prohibiting or restricting modifications, amendments or waivers, insofar as they suggest that oral or other modifications, amendments or waivers could not be effectively be agreed upon or granted between the parties.

(g)

Where a party to the Indenture is vested with a discretion or may determine a matter in its opinion, Hong Kong law may require that such discretion is exercised reasonably or that such opinion is based upon reasonable grounds. Any provision that certain calculations and/or certificates and/or factual determinations will be conclusive and binding, will not be effective if such calculations or certificates or factual determinations are shown to be incorrect, unreasonable or arbitrary or not to have been given or made in good faith, and will not necessarily prevent judicial inquiry into the merits of any claim by an aggrieved party.

(h)	Hong Kong courts will not enforce any foreign judgment which provides for the payment of multiple or penalty damages or which is otherwise regarded as being contrary to public policy in Hong Kong.

(i)	Hong Kong courts can give judgments in currencies other than Hong Kong dollars if, subject to the terms of the relevant contracts, it is the currency which most validly expresses the plaintiff’s loss.

(j)	Enforcement of the obligations of parties may be limited by the provisions of Hong Kong law applicable to agreements held to have been frustrated by events happening after their execution.

(k)	Hong Kong courts may refuse to give effect to any provision of the Indenture (A) for the payment of expenses in respect of the costs of enforcement (actual or contemplated) or where the court has itself made an order for costs or (B) which would involve the enforcement of foreign revenue or penal laws or (C) which would be inconsistent with Hong Kong public policy.

(l)	In some circumstances a Hong Kong court would not give effect to any provision of the Indenture which provides that in the event of any invalidity, illegality or unenforceability of any provision of such document, the remaining provisions thereof shall not be affected or impaired, in particular if to do so would not accord with public policy or would involve the court in making a new contract for the parties.

(m)	The choice of the laws of the State of New York to govern the Indenture expressed to be so governed would not be recognized or upheld by Hong Kong courts if its application would be contrary to public policy or such choice of law was made out of bad faith by the parties. The choice of New York law would not be upheld, for example, if it was made with the intention of evading the law of a jurisdiction with which the relevant agreement had its most substantial connection and which, in the absence of the laws of the State of New York, would have invalidated the agreement or been inconsistent therewith.

(n)	We express no opinion as to the provisions of the Indenture insofar as they make specific reference to the statutory provisions of the laws of any jurisdictions other than those of Hong Kong, or to the rules, regulations, guidelines and codes, whether statutory, regulatory, administrative or otherwise of any jurisdictions other than those of Hong Kong.